082-04421


07022444



EASTMAIN
RESOURCES INC.

SUPPL

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

FIRST QUARTERLY REPORT FOR THE PERIOD ENDING – January 31, 2007

The Company is focused on the exploration and discovery of ore deposits within Québec's newest mining district – the Opinaca/Éléonore region. The recent discovery of the Roberto gold deposit, its subsequent acquisition by Goldcorp Inc. and its rapid acceleration toward production confirm this newly-recognized mineral belt will play a significant role in the history of Canadian mining.

Subsequent to the period ending January 31, 2007 Eastmain, secured 100% ownership of its second gold deposit in the James Bay District of Québec. The acquisition of the Eastmain Mine deposit increases our total gold resources to 565,000 measured and indicated ounces and 680,000 inferred ounces contained within two deposits – Eau Claire and Eastmain. Both deposits are open at depth and have multiple regional-scale targets; both occur in geologic regimes similar to those hosting world class discoveries. With increased infrastructure at Eau Claire and the proposal of a new road through the Eastmain Mine property, Eastmain Resources is backed by tangible hard assets, providing leverage to an ongoing bull gold market.

Over the past two years the Company has flown over 15,000 line-kilometres of airborne geophysical surveys, collected 20,000 geochemical samples, formed a new strategic alliance and joint venture with Goldcorp on the Éléonore South Project and acquired a second gold deposit.

Clearwater Project

The 2006 drilling program had a positive net increase on the inferred resource base of the Eau Claire gold deposit. An updated resource estimate is expected during the second quarter. An advanced exploration program has been designed to extract a bulk sample from the 450 West Zone, which represents the surface expression of the Eau Claire gold deposit. The average composite grade of the three major veins (P, JQ and R) from the area proposed for the bulk sample is 23.5 g/t gold (0.70 ounces per ton), diluted to a 1.5-metre width or 15.6 g/t gold (cut grade).

We are confident that permitting for the road and bulk sample test at Eau Claire will be approved in 2007. Waste rock sampling has been undertaken in compliance with permitting requirements for the extraction of gold ores. In the meantime, rising gold price will continue to enhance our investment of C$6 per resource ounce of gold at Eau Claire. The Eau Claire gold deposit provides Eastmain with significant leverage to gold price, while other gold occurrences on the property provide potential for a second discovery at Clearwater.

Eastmain Mine Acquisition

Subsequent to the end of the period, the Corporation acquired 100% interest in the Eastmain Gold Mine previously owned by MSV Resources Inc., a wholly owned subsidiary of Campbell Resources Inc. Eastmain issued two million shares, one million warrants and $2.5 million cash to purchase the gold deposit and surrounding property. Based on previous exploitation costs and current metal prices, the

Eastmain Mine deposit has an NSR value of $230/ton or approximately $100 million. This acquisition was triggered through our relationship with the Ruby Hill Syndicate, which also netted the Corporation 508,836 shares of Western Uranium Corporation (WUC:TSX-V) currently valued over $1.7 million.

Previous mining at the Eastmain gold deposit yielded excellent recoveries for gold (91.9%) and copper (95%) at total costs of $112/ton. The NSR value of the deposit has doubled since mining was conducted on the project in the early 1990's. Based on current metal prices for gold, silver and copper, the deposit has an NSR value of $230/ton or approximately $100 million. Our near-term objective is to expand the size of the resource through drilling and explore for a second discovery on a deposit and regional scale.

Éléonore South JV

Exploration on the Éléonore South JV has outlined a multi-element Au-As-Sb (gold-arsenic-antimony) target that is equivalent in size to 1000 football fields aligned end to end. For comparison, the surface expression or "footprint" of the Roberto gold deposit is slightly larger than one football field in length. The Éléonore South target has been defined by 10,000 geochemical (soil) samples, 1,000 rock samples, 300 line-kilometres of line cutting, 1,800 line kilometres of airborne geophysical surveys and 2,784 metres of trenching.

In the late fall of 2006 trenching and channel sampling outlined a high priority gold occurrence, referred to as the JT Target, containing an average grade of 1.49 g/t gold across a width of 16 metres. This 23.8-gram-metre (grade x thickness) gold interval may be indicative of a major gold-bearing system. Similar grade-thickness diamond drill hole intervals were found in close proximity to the Roberto gold deposit.

After two years of target generative work in the Opinaca/Éléonore region, 2007 marks the target-testing phase of exploration. A winter IP geophysical program has been designed to cover each of the key geochemical targets on the Éléonore South project. Trenching with the Superhoe has been scheduled to systematically evaluate the multi-element Au-As-Sb target in early June. Diamond drilling will follow.

MegaTEM Normetal-Detour JV (Xstrata)

The 2007 exploration program will follow-up five new targets generated from the MegaTEM Xstrata (formerly Falconbridge) JV Project located in the Detour Lake-Normetal areas of the Abitibi Greenstone Belt. One of the five targets, known as the Patten River Nickel prospect, drilled by ASARCO many years ago, returned values of 0.33% Cu, 0.37% Ni over 19.2 metres in drill hole PA-5, and 0.16% Cu, 0.23% Ni over 26.5 metres in drill hole PA-7. A MegaTEM conductor detected in Eastmain's 2004 survey suggests a 400-metre extension of the Patten River Nickel prospect remains untested. Given the presence of nickel, the prospect also has platinum group element (PGE) potential; however, no historical assays for PGE's have been located.

Four other targets have been identified with the assistance of Geographic Expert System (GES) technology, which systematically integrates the interpretations of various geological and geophysical datasets, including airborne magnetic data, MegaTEM conductors, bedrock geology, and historical drilling information. All four targets, which are buried under thick deposits of gravel, sand and clay, have been validated against previous work, and possibly reflect volcanogenic massive sulphide copper-zinc or iron-formation-hosted gold mineralization.

A contract has been signed with Fugro Airborne Surveys of Ottawa, Ontario to survey the five targets using a HeliGEOTEM II system, which combines the greater horizontal resolution and flexibility of helicopter mounted time-domain EM systems with the proven GEOTEM / MegaTEM technology. The HeliGEOTEM II survey work is expected to start in late March or early April and is designed to resolve

the 2004 MegaTEM conductor anomalies, so that drill collars can be located. A helicopter supported drilling program will follow once the new data has been evaluated.

Financial

The Company's current assets, comprised of cash, cash equivalents and short-term investments total $7.22 million. The Company also has an unrealized capital gain on investments of $1,575,864 and an estimated $1.225 million in resource credits receivable due from the Province of Québec for expenditure claims up to October 31, 2006. During the quarter the Corporation raised $527,089 from the exercise of warrants, options and one private placement subscribed to by management.

Outlook

The Company achieved a significant milestone with the acquisition of a second gold deposit in a new mining district. Both the Eastmain and Eau Claire deposits represent high-grade gold ores which will be mined in the future, and will continue to increase in NSR value with a rising gold price. Our $3.5 million exploration budget will focus on testing world-class targets which have been several years in the making.

We look forward to an exciting 2007 field season.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
March 9, 2006

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited financial statements of Eastmain Resources Inc. (the "Company") for the three months ended January 31, 2007 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources and exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated March 8, 2007.

Corporate Overview

The Company, incorporated under the laws of Ontario, is engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc in Canada.

The Company is primarily focused on gold exploration in the Eastmain/Éléonore area of James Bay, Québec. The Company holds 12 properties covering over 1000 km^2 located in this new mining district, including 100% interest in the Clearwater Project which hosts a gold resource, referred to as the Eau Claire gold deposit. In March 2006, Goldcorp Inc. ("Goldcorp") finalized the purchase of the Éléonore property, which includes the Roberto gold deposit from Virginia Mnes Inc., in exchange for a 2% sliding scale NSR, 19.3 million common shares of Goldcorp, and warrants. The transaction was valued at approximately US$406 Million (Goldcorp 2006 First Quarter Report). The Goldcorp-Virginia transaction created renewed interest in exploration of the frontiers of James Bay, causing a frenzied staking rush in the region of the discovery property and beyond. Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. subsequently formed a joint venture by combining 65 km^2 of the Éléonore property with the Azimut C claim block, now referred to as the Éléonore South Property. Goldcorp also increased its ownership in Eastmain to 9.95% and extended its strategic alliance with the Company for five years.

In May 2006, the Company signed a Letter of Intent to acquire 100% interest in the Eastmain gold deposit which hosts a current gold resource of 255,700 ounces (measured and indicated). The transaction closed in February of 2007.

Eastmain Resources Inc. has formed joint venture partnerships or strategic alliances with a number of mining companies, including Barrick Gold Corporation, BHP Billiton, Xstrata Copper Canada Inc., formerly Falconbridge Limited, (the "Xstrata Joint Venture") and Goldcorp, to capitalize on their technical, financial and marketing capabilities.

The Company holds a 65% interest in a district-scale exploration project in joint venture with Xstrata. The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Xstrata's existing smelters, utilizing proprietary geophysical technology.

Overall Performance

The Company's total assets of $26,317,425 as at January 31, 2007 have increased from $21,588,013 reported as at January 31, 2006. This change is largely due to investment in exploration properties and an increase in the Company's treasury position. As at January 31, 2007 the Company's current asset balance comprised of cash, cash

equivalents, marketable securities, pre-paid expenses and sundry receivables aggregated $8,795,895 compared to $6,501,913 as at January 31, 2006.

As a mineral exploration company, Eastmain Resources Inc. relies on equity financing and government incentives to finance its operations. For the quarter ended January 31, 2007 the Company raised $466,589 in cash from issues of share capital net of issue costs. A private placement with directors, officers, employees and other service providers raised gross proceeds of $135,000 through the issuance of 135,000 flow-through common shares. Proceeds of $340,089 were realized upon the exercise of 523,214 common share purchase warrants.

During the year ended October 31, 2004, ("fiscal 2004") the Company purchased the remaining interest held by SOQUEM Inc. ("SOQUEM") in the Clearwater Project for $1,000,000 cash in two tranches, 500,000 common shares and 500,000 share purchase warrants. Each share purchase warrant entitled the holder thereof to purchase one common share at an exercise price of $1.50 per share if exercised within 12 months and $2.00 per share if exercised within 24 months. The warrants expired without being exercised. The Company made the first cash payment of $500,000 and issued the 500,000 common shares and share purchase warrants to SOQUEM in 2004. A second cash payment of $500,000 was paid in September 2005 to finalize the acquisition of the Clearwater Project. As a result, the Company now holds 100% interest in the Clearwater Project, subject to a 2% Net Smelter Return Royalty ("NSR") in favour of SOQUEM. The cash component of this acquisition, made during fiscal 2005, was offset by $427,655 in tax rebates received. An estimated $1,225,000 of tax rebates and mining duties are still owed to the Company by the Province of Québec in respect of claims filed up to October 31, 2006. (The Company was owed $1,900,000 as at October 31, 2005).

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purposes of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. The market price of gold fell from above US$350 per ounce for most of the 1990's to US$260 per ounce in 2001. Since that time the price of gold has risen steadily, reaching current highs exceeding US$600 per ounce. Increased gold prices in the last several years have encouraged the Company to engage in more active exploration and acquisition activities. Market conditions have also been influenced positively by Goldcorp's acquisition of the Éléonore project located in the Eastmain/Opinaca district of James Bay. Apart from these factors, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Results of Operations

Interest and dividend income is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Interest and dividend income was $62,061 for the quarter ended January 31, 2007 ($29,144 in 2006). The increase is largely due to more favourable short-term interest rates on deposits, which prevailed throughout the quarter ended January 31, 2007, as compared to the same period last year. As well, the Company's treasury position was stronger throughout the entire quarter ended January 31, 2007 as compared to the same quarter in 2006.

Net income for the quarter ended January 31, 2007 was $626,639 compared to a net loss of $206,524 for the quarter ended January 31, 2006. During the quarter ended January 31, 2007, net income included a non-cash recovery of future income taxes of $768,600, arising from the renunciation of resource expenditures in favour of flow-through share investors. This includes the private flow-through placement with Goldcorp completed in June of 2006 and the flow-through placement with directors, officers, employees and other service providers completed in December 2006. Deferred income tax recoveries for the quarter ended January 31, 2006 were $365,607. Operating expenses for the quarter ended January 31, 2007 included a non-cash expenditure of $46,850 (425,550 in 2006), being the Black-Scholes value of the stock options issued as director, officer and employee compensation.

Accounting policies regarding the recognition of costs related to stock option compensation and value of future tax liabilities arising from the issue of flow-through shares were adopted prospectively beginning with the fiscal year ended October 31, 2004.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Summary of Quarterly Information

	Quarter ended 01/31/2007	Quarter ended 10/31/2006	Quarter ended 07/31/2006	Quarter ended 04/30/2006
Revenue	$ 62,061	$ 93,911	$ 71,835	$ 49,989
Net Income (loss)	$ 626,639	$(1,355,454)	$1,165,049	$(119,508)
Per share basic	$0.0106	$(0.0229)	$0.0200	$(0.0020)
Per share diluted	$0.0089	$(0.0229)	$0.0164	$(0.0020)

	Quarter ended 01/31/2006	Quarter ended 10/31/2005	Quarter ended 07/31/2005	Quarter ended 04/30/2005
Revenue	$ 29,144	$ 40,442	$ 40,019	$ 17,459
Net Income (loss)	$(206,524)	$(563,397)	$(93,489)	$702,445
Per share basic	$(0.0038)	$(0.0113)	$(0.0019)	$0.0100
Per share diluted	$(0.0038)	$(0.0113)	$(0.0019)	$0.0100

In accordance with generally accepted accounting principles, some significantly large, non-cash, income and expense items are recorded through the Company's financial statements. During the quarter ended January 31, 2007, in accordance with the Canadian Institute of Chartered Accountants "CICA" guidelines, $768,600 of future income tax recoveries were recorded as income. $720,000 arising from the June 2006 issue of flow-through shares to Goldcorp was deferred to the first quarter of the current fiscal year as the date of the renunciation of expenditures for tax purposes was December 31, 2006. $365,607 of future income tax recovery was recorded as income during the quarter ended January 31, 2006. The accounting standard reporting recommendation regarding the income component of flow-through shares introduced in March 2004 was implemented during fiscal 2004 on a prospective basis. Under the recommendation, a part of the equity raised from flow-through shares is apportioned to current income, based on an estimate of the value of future income tax recoveries, otherwise available to the Company, that are being transferred to the shareholder.

Deferred Mining Property Costs and Exploration Expenditures

The cost of exploration and development is recorded on a property-by-property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has adopted a policy whereby the deferred exploration expenditures on any given property shall be reduced as the banked provincial assessment credit of the property declines. The determination of property write-downs, if required, is usually performed at the fiscal year-end.

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures are as follows:

Project Expenditures by Quarter (in thousands of dollars)								
Project	Quarter ended 01/31/2007		Quarter ended 10/31/2006		Quarter ended 07/31/2006		Quarter ended 04/30/2006	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**51**	6	**162**	7	**401**	36	**498**	65
Xstrata JV	**31**	4	**8**	0	**20**	2	**31**	49
Azimut C & D	**7**	1	**116**	5	**236**	21	**73**	10
Éléonore South	**570**	71	**1,126**	48	**371**	34	**0**	0
Ruby Hill	**10**	1	**0**	0	**12**	1	**95**	13
Reserve Creek	**0**	0	**0**	0	**1**	0	**2**	0
Other	**135**	17	**928**	10	**66**	6	**64**	8
	804	100	**2,340**	100	**1,107**	100	**763**	100

Project Expenditures by Quarter (in thousands of dollars)								
Project	Quarter ended 01/31/2006		Quarter ended 10/31/2005		Quarter ended 07/31/2005		Quarter ended 04/30/2005	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**44**	15	**801**	34	**109**	9	**91**	13
Xstrata JV	**57**	19	**486**	20	**381**	32	**262**	38
Azimut C & D	**26**	9	**663**	27	**368**	31	**0**	0
Ruby Hill	**59**	20	**177**	7	**186**	16	**0**	0
Reserve Creek	**5**	1	**8**	0	**5**	0	**149**	22
Other	**109**	36	**293**	12	**137**	12	**189**	27
	300	100	**2,428**	100	**1,186**	100	**691**	100

a) Clearwater

The Company's most advanced property is the Clearwater Project. The Company acquired an option to earn SOQUEM's remaining ownership of the Clearwater Project during fiscal 2004, in exchange for cash and securities as described above, giving it 100% ownership of the Clearwater Project, subject to a 2% NSR. The current focus is to acquire permitting for road access and a bulk sample mining test and to explore for a second deposit on the property. Upon approval of government permitting, the Company proposes to complete a bulk sample in order to determine the preliminary mining and economic parameters of the Eau Claire gold deposit.

b) Xstrata Joint Venture

Results from the Xstrata Joint Venture MegaTEM airborne survey prompted the Company and Xstrata to acquire over 1,000 mineral claims in Ontario and Québec. The MegaTEM airborne geophysical system is designed to detect volcanic massive sulphide (VMS) copper-zinc-silver deposits, nickel-copper-platinum group element deposits and some gold ore deposits within covered terrain. Expenditures to date on the project have funded 14,500 line-kilometres of airborne geophysical surveys, which generated many priority targets, and follow-up geophysical surveys and drill testing of some of those targets. A $1,464,649 diamond drill program tested 35 priority targets in 2005. A $500,000 geophysics and diamond drill program is proposed for the winter/spring of 2007 to test additional high-priority gold and base metal targets.

c) Azimut Blocks C & D

As a result of Virginia Gold Mines' discovery of the Roberto gold deposit at Éléonore, the Company initiated an extensive gold exploration program on a number of properties in the Éléonore area. Deferred exploration expenditures on the Company's Québec projects are subject to approximately 53.75% mining duty and provincial refund to the Company.

In April of 2006 the property known as the Azimut C Block became incorporated as part of the Éléonore South project. See note "*d) Éléonore South*" for a description.

The Azimut D Block property consists of 188 claims (97.99 km^2) located approximately 15 kilometres northwest of Goldcorp's Éléonore property. Under an agreement signed in March 2005 with Azimut Exploration Inc., Eastmain can earn an initial 50% interest in Block D through cash payment of $140,000 and total work expenditures of $1.9 million over a five-year term. Eastmain made a cash payment of $30,000 and issued 45,000 common shares of the Company to Azimut upon the signing of the agreement.

Work completed to date includes reconnaissance mapping and prospecting, collection of 3,112 soil geochemical samples and 677 rock samples, and 1047 line-kilometres of airborne VTEM and magnetic surveys. The Azimut D Block displays a strong arsenic anomaly in metasediments bordering granitic intrusions. A number of anomalous gold target areas have been selected for further follow-up. These include 21 targets based on soil geochemistry and 11 prospecting targets.

d) Éléonore South

In April of 2006 Eastmain, Azimut and Goldcorp formed a 3-Way joint venture by combining the Azimut C Block with 65 km^2 of the Éléonore Property. Under the agreement Eastmain is operator of the Éléonore South Project and has the option to earn 1/3 interest in the property by funding $4 million in exploration over four years. Azimut and Goldcorp will each own 1/3 interest in the property. Eastmain will have the option to increase its interest to 40% by completing a bankable feasibility study. Simultaneously with the joint venture agreement, Goldcorp also increased its ownership of Eastmain to 9.95% and renewed its strategic alliance with the Company for another five years.

The Éléonore South property consists of 282 mining claims (146 km^2), including 166 claims from the Azimut C Block, 82 claims from Goldcorp's Éléonore property and 34 Goldcorp claims located west of the Azimut C and Éléonore projects. 2006 exploration at Éléonore South included 200 km^2 of prospecting and geological mapping, 300 kilometres of line cutting and 800 line-kilometres of airborne VTEM and magnetic surveys. 8,631 geochemical samples were collected over the Main, North, West and South grids. 1,055 rock samples were collected across the property and 2,784 metres of mechanical trenching was completed. A very significant, 10 kilometre-long gold-corridor has been outlined from over 10,000 surface geochemical samples collected on the Éléonore South property. Recent trenching and channel sampling in late fall 2006 also outlined sub-economic to anomalous gold in a Roberto-type setting. Eastmain, Goldcorp and Azimut recognize Roberto as a major gold discovery that may lead to the establishment of a significant mining camp.

Work on the Company's holdings throughout the Eastmain/Éléonore region has included extensive surface prospecting, 20,000 geochemical samples and 15,000 line-kilometres of geophysical surveys over the past two field seasons. The many priority targets generated through this comprehensive program will be systematically tested.

e) Ruby Hill

Ruby Hill Gold Project

In February 2006 the Company completed its earn-in requirements for the acquisition of 136 key claim units, located in the Upper Eastmain River Greenstone Belt of James Bay, Québec, from Ruby Hill Exploration Inc. Eastmain Resources earned 100% interest in the properties by making a $10,000 cash payment and issuing 150,000 common shares of the Corporation to Ruby Hill. The original Ruby Hill syndicate members hold a 2.5% Net Smelter Return Royalty, subject to a buy-out of 1.5% for $1.5 Million. Subsequent to the initial transaction with Ruby Hill Exploration the Company staked 121 additional claims, which became part of the two properties now comprising the Ruby Hill Gold Project. These properties cover 10,600 hectares of prospective geology similar to the key mine horizon west of the Eastmain Gold Mine. Expenditures to date include 3,220 line-kilometres of VTEM airborne geophysical surveys covering the Ruby Hill Gold Project and the adjacent Eastmain Mine property.

Ruby Hill Uranium Properties

In November 2005 the Company and Ruby Hill Exploration Inc. jointly staked four unconformity-type uranium properties within the Thelon Basin, North West Territories. The four properties comprised approximately 80,000 acres covering a key geologic trend prospective for sandstone-hosted, unconformity-related uranium deposits. In early February 2006 Eastmain Resources converted its 50% ownership in these four uranium properties to a 50% interest in Ruby Hill Exploration Inc. Later, in February of 2006, Ruby Hill acquired nine prospecting permits in Nunavut and one in the Northwest Territories covering an additional 399,172 acres, giving it exploration rights to approximately 480,000 acres in the Thelon Basin, Canada's frontier for uranium exploration. Eastmain's cash contribution to the land transactions had a book value of $66,680. Subsequently, in April 2006, Ruby Hill Exploration Inc. (50% owned by Eastmain) entered into an agreement with Western Uranium Corporation (WUC: TSX-V) whereby Western Uranium would acquire 100% of Ruby Hill Exploration Inc., together with its prospecting permits and mineral claims located in the Thelon Basin, in exchange for 1.1 million shares of Western Uranium, payable to the shareholders of Ruby Hill Exploration. Under this arrangement Eastmain obtained 508,836 common shares of Western Uranium Corporation (WUC: TSX-V) valued at $1.50 per share at the date of the transaction.

f) Eastmain Mine
In May 2006, the Company completed a Letter of Intent to purchase the Eastmain Mine in exchange for payment to Campbell Resources Inc. of $2.5 million cash, two million common shares and one million common share purchase warrants. Campbell shall retain a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain will have the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. Subsequent to the quarter-end the Company signed a definitive agreement with Campbell. Eastmain Resources Inc. now owns the Eastmain Mine property.

Preliminary estimates indicate that the current mineral resource reported for the Eastmain gold deposit has an NSR Value of approximately US$80 million, based on current metal prices and costs incurred from previous exploitation. With a measured and indicated gold resource that has ramp access and two levels of underground development, and surface facilities including an air strip, the Eastmain Mine property offers easy exposure to additional deposit-scale discovery. A number of untested targets identified in the 2005 airborne surveys suggest that both the property surrounding the minesite and the nearby Ruby Hill claims are highly prospective for gold deposition, making these properties a very attractive addition to an already strong project portfolio.

f) Reserve Creek
Exploration at Reserve Creek, Ontario in fiscal 2004 and fiscal 2005 included geological and geophysical surveys covering known gold zones and their lateral extensions. The Company has suspended work indefinitely on the property until the vendor can demonstrate unrestricted beneficial ownership of the property and unequivocal certainty that mining operations will be permitted without restriction as defined in the Letter Agreement. Since resolution of the ownership issue seems unlikely in the foreseeable future, the deferred expenditures related to this project have been written off.

Liquidity and Capital Resources

During the quarter ended January 31, 2007, the Company raised proceeds, net of issue costs, of $0.5 million in common share issue financing activities ($4.8 million in 2005). During this same period the Company invested $0.8 million on acquisitions and exploration of mineral resource properties ($0.3 million in 2006). As at January 31, 2007 cash, cash equivalents and short-term investments, pre-paid expenses and sundry receivables on hand totalled $8.8 million ($6.5 million in 2006). Current liabilities as at January 31, 2007 were $0.8 million (0.3 million in 2006) and the Company has no long-term debt. Accordingly, as the Company's base operating costs are approximately $50,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

During the current quarter, directors, officers, employees and other service providers of the Company undertook a private placement financing. Other placements may be contemplated when market conditions are appropriate.

The December 2006 private placement issue of 135,000 flow-through common shares at a price of $1.00 per share raised gross proceeds of $135,000.

Since the properties held by the Company do not currently generate any operating income, the Company is reliant on equity markets over the long term to raise capital to fund its exploration activity. In the past the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Cash on hand, for future exploration costs, is invested in term deposits, bonds and certificates of deposit with maturities matching the Company's cash flow requirements which, in management's opinion, yields the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk, liquid securities, which are selected and managed under advice from independent professional advisors.

Marketable securities are subject to changes in valuation depending on market fluctuations. Under current reporting requirements for corporations with year-ends after October 1, 2006, financial assets classified as available-for-sale must be recorded at fair market values. Gains or losses are reported in the balance sheet as "Other comprehensive income (loss)". The Company has adopted this accounting standard on a prospective basis as of November 1, 2006 and has classified all of its marketable securities as available-for-sale. As a result, its investments in Western Uranium Corporation and Dianor Resources Inc. have increased by $666,650 over cost as a result of fair market valuations as at January 31, 2007. At January 31, 2006 investments were reported at the lower of cost or market. The cost of investments was reported as $79,200 with a fair market value of $309,400. Actual gains and losses on the disposal of financial assets are recorded separately. During the quarter ended January 31, 2007 there were no gains

or losses on the disposal of financial assets. In the quarter ended January 31, 2006 losses on the disposal of marketable securities were $12,013.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire. (Ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its mineral exploration nature, generates non-capital tax losses which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146 issued by the Emerging Issues Committee (EIC-146) regarding generally accepted accounting principles (GAAP) for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax recovery in fiscal 2006 of $366,725 in connection with the issue of flow-through shares in December 2005. Last year, the Company had recorded income tax recoveries of $1,083,600 associated with the issue of 4,300,000 flow-through shares in January 2005.

During the quarter ended January 31, 2007, 523,214 common share purchase warrants with an exercise price of $0.65 were exercised (no share purchase warrants were exercised in the quarter ended January 31, 2006) and 510,781 share purchase warrants expired (6,733,095 share purchase warrants expired without being exercised in 2005). In the first quarter of 2007 no share purchase warrants were issued (in the first quarter of 2006, 5,741,995 share purchase warrants were issued in connection with share capital financing activities that took place in December 2005 and January 2006). As at January 31, 2007, 6,708,000 share purchase warrants remain outstanding with an average exercise price of $0.76 which, if exercised, would result in proceeds of $5,110,200 b the Company (7,741,995 share purchase warrants were outstanding as at January 31, 2006).

For the quarter ended January 31, 2007, 150,000 common share stock options were issued as director, officer and employee compensation, no stock options were exercised and no options expired without being exercised. For the quarter ended January 31, 2006, 1,125,000 stock options were issued as director, officer and employee compensation, 25,000 stock options were exercised generating proceeds of $13,750 and 150,000 options expired without being exercised. As at January 31, 2007, 3,675,000 options were outstanding with an average exercise price of $0.57, which if exercised, would result in proceeds of $2,112,250 to the Company (3,525,000 options were outstanding with an average exercise price of $0.57 as at January 31, 2006).

As at January 31, 2007, the Company has an estimated $1,225,000 in resource credits receivable from the Province of Québec for claims filed up to October 31, 2006. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec, subject to verification and adjustment by the Québec Ministry of Natural Resources. The Ministry is experiencing delays in processing claims and since no confirmation of the amount outstanding of the Company's refund has, as yet, been received, the estimated refund outstanding has not been recognized as income in the Company's financial statements.

Transactions with Related Parties

Related party transactions include $12,500 per month salary paid to the President of the Company. Consulting fees of $425 per day are paid to a service provider of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of March 8, 2007, there are 67,099,418 common shares outstanding. In addition, as of March 8, 2007, 3,675,000 common share purchase options are outstanding, and 7,708,000 share purchase warrants are outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders'

equity; stock based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including but not limited to: exploration risk; development risk; commodity-price risk; operating risk; ownership and political risk and currency risk; as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is uncertain.

Change in Accounting Policy

The CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", requires that compensation of option awards to employees be recognized in financial statements at fair value for options granted in fiscal years beginning on, or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after August 1, 2003.

The CICA Handbook Section Section 3855 "Financial Instruments – Recognition and Measurement" requires that financial assets classified as "available-for-sale" be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as "Other comprehensive income (loss)". The standard became a reporting requirement for all publicly traded companies with year-ends after October 1, 2006. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after November 1, 2006. As required, Shareholders' equity as at October 31, 2006 has been restated to include the gain of $128,210 on valuation of available-for-sale financial assets that would have been reported, had the policy been in effect at that time.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and cash-equivalent portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. The investments are recorded at the lower of cost or market value.

Future Outlook

The Company is focusing its efforts on exploring for gold and base metal deposits in Eastern Canada, with an emphasis on the Eastmain/Éléonore region of Northern Québec. The Company anticipates receiving approval of permit applications for the road and a bulk-mining sample for the Eau Claire gold deposit at Clearwater in 2007. We also foresee completion of government funded road access to the Eastmain Mine property in the future, adding a second advanced project with accessible measured and indicated resources to our gold inventory. The Corporation has significant positive leverage to the price of gold through its in-situ resource ounces.

The Eastmain/Éléonore projects add significant growth potential for our shareholders. Although Éléonore South is still in early stages of exploration, the possibility of adding a third gold deposit to the Company's inventory is good. We will continue with an aggressive exploration program in northern Québec where provincial incentives have substantially reduced our costs.

The MegaTEM project represents a unique opportunity for discovery within a proven mining region, through the use of state-of-the-art survey data exclusively owned by the JV partnership. The program in 2007 will include deep EM geophysics on five priority areas followed by drilling of each target.

Exploration expenditures for fiscal 2007 are forecast to be approximately $0.5 M for Ontario and $3.0 M for Québec.

Subsequent events

In February 2007, the Company acquired the Eastmain Mine property from Campbell Resources Inc. through a wholly owned subsidiary, Eastmain Mines Inc., for $2.5 million in cash, two million common shares of Eastmain Resources Inc. and one million Eastmain Resources Inc. common share purchase warrants. The common share purchase warrants enable the holder to acquire one share for each warrant. One million shares and 500,000 warrants exercisable at $1.00 for a period of one year were issued on closing; the remaining one million common shares and 500,000 share purchase warrants, exercisable at $1.50 for a period of one year, will be issued May 18, 2007. Campbell Resources Inc. retains a 2% net NSR on the mine property. Eastmain Resources Inc. holds an option to purchase one-half of the NSR for $1 million for any production exceeding 250,000 ounces of gold.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005 which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Disclosure Controls

The Company's Chief Executive Officer and the Corporate Secretary are responsible for establishing and maintaining the Company's disclosure procedures and controls. These disclosure procedures and controls are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory authorities is recorded and disclosed on a timely basis, as required by law. The Company's Chief Executive Officer and the Corporate Secretary are satisfied that these controls and procedures are operating effectively.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the financial statements, great care is taken to use appropriate generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Company's audited financial statements.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Given the small size of the Company, a true segregation of duties is impossible to achieve. The Company believes that its policies and procedures provide the best controls achievable under the constraints described above.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED JANUARY 31, 2007
EASTMAIN RESOURCES INC.

Responsibility for Financial Statements:

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2006 audited financial statements. Only changes in accounting information have been discussed in the current financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited financial statements for the three months ended January 31, 2007 and January 31, 2006.

EASTMAIN RESOURCES INC.

BALANCE SHEETS
(PREPARED BY MANAGEMENT – UNAUDITED)

	January 31, 2007	January 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 3,001,069	$ 4,330,834
Marketable securities (Note 3)	5,433,648	1,963,084
Prepaid and sundry receivables (Note 5b)	361,178	207,995
	8,795,895	6,501,913
Equipment (Note 4)	107,317	95,560
Mining properties and deferred exploration expenditures (Note 5a)	17,414,213	14,990,540
	$ 26,317,425	$ 21,588,013
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 797,064	$ 284,112
Shareholders' equity		
Capital stock		
Authorized –		
Unlimited common shares		
Issued –		
Common shares (Note 6)	26,748,032	23,701,460
Warrants (Note 8)	946,988	943,882
Contributed Surplus (Note 7)	3,460,509	3,266,803
	31,155,529	27,912,145
Deficit	(6,291,518)	(6,608,244)
Accumulated other comprehensive income (Note 2)	656,350	-
Total equity	25,520,361	21,303,901
	$ 26,317,425	$ 21,588,013

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENTS OF OPERATIONS
(PREPARED BY MANAGEMENT – UNAUDITED)

	January 31, 2007	January 31, 2006
Revenue		
Interest and dividends	$ 62,061	$ 29,144
	62,061	29,144
Expenses		
Amortization	6,695	7,861
General and administration	127,874	149,336
Loss on sale of investments	-	12,013
Professional fees	22,603	6,515
Stock option compensation (Note 7)	46,850	425,550
	204,022	601,275
Loss for the period before the following:	(141,961)	(572,131)
Future income tax recovery (Note 6)	768,600	365,607
NET INCOME (LOSS) FOR THE PERIOD	626,639	(206,524)
DEFICIT, Beginning of period	(6,918,157)	(6,401,730)
DEFICIT, End of period	$ (6,291,518)	$ (6,608,244)

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENT OF SHAREHOLDERS' EQUITY
(PREPARED BY MANAGEMENT – UNAUDITED)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
As at October 31, 2005 (audited)	$ 20,106,316	$ 213,462	$ 2,692,791	-	$ (6,401,720)	$ 16,610,849
Share capital issued	4,846,133	-	(6,500)	-	-	4,839,633
Flow-through tax effect	(365,607)	-	-	-	-	(365,607)
Warrants issued	(885,382)	885,382	-	-	-	-
Warrants expired	-	(154,962)	154,962	-	-	-
Stock-based compensation	-	-	425,550	-	-	425,550
Net loss for the period	-	-	-	-	(206,524)	(206,524)
As at January 31, 2006	23,701,460	943,882	3,266,803	-	(6,608,244)	(21,303,901)
Share capital issued	3,474,238	-	(10,525)	-	-	3,463,713
Flow-through tax effect	(1,118)	-	-	-	-	(1,118)
Warrants issued	(189,000)	189,000	-	-	-	-
Warrants expired	-	(58,500)	58,500	-	-	-
Stock-based compensation	-	-	35,950	-	-	35,950
Net loss for the period	-	-	-	-	(309,913)	(309,913
As at October 31, 2006 (audited)	26,985,580	1,074,382	3,350,728	-	(6,918,157)	24,492,533
Adjustment on implementation of financial instruments standards	-	-	-	128,210	-	128,210
Restated October 31, 2006	26,985,580	1,074,382	3,350,728	128,210	(6,918,157)	24,620,743
Share capital issued	126,500	-	-	-	-	-
Flow-through tax effect	(768,600)	-	-	-	-	-
Warrants exercised	404,552	(64,463)	-	-	-	-
Warrants expired	-	(62,931)	62,931	-	-	-
Stock-based compensation	-	-	46,850	-	-	-
Fair market value gain on available-for-sale financial assets	-	-	-	528,140	-	528,140
Net income for the period	-	-	-	-	626,639	626,639
As at January 31, 2007 (unaudited)	$ 26,748,032	$ 946,988	$ 3,460,509	$ 656,350	$ (6,291,518)	$ 25,520,361

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended January 31,	
	2007	2006
Cash Provided by (used in)		
OPERATING ACTIVITIES		
Income (loss) for the period	$ 626,639	$ (206,524)
Adjustments not affecting cash:		
Amortization	6,695	7,861
Future income tax recovery	(768,600)	(365,607)
Loss on sale of investments	-	12,013
Stock option compensation (Note 7)	46,850	425,550
Change in non-cash working capital items	(557,622)	(1,259,616)
	(646,038)	(1,386,323)
FINANCING ACTIVITIES		
Issue of common shares, net of costs	466,589	4,839,633
	466,589	4,839,633
INVESTING ACTIVITIES		
Mining properties and deferred exploration expenditures	(804,293)	(301,938)
Purchase of equipment	-	(2,418)
Purchase of marketable securities	(1,556,894)	(253,704)
Net proceeds and redemptions from the sale of marketable securities	1,538,557	992,067
	(822,630)	434,007
Change in cash and cash equivalents	(1,002,079)	3,887,317
Cash and cash equivalents, beginning of period	4,003,148	443,517
Cash and cash equivalents, end of period	$ 3,001,069	$ 4,330,834

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT – UNAUDITED)
Three Months Ended January 31, 2007

1. THE COMPANY

Eastmain Resources Inc. (the "Company") is a publicly held company, engaged in the mining, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The Company's principal assets are the properties as listed in Note 5.

2. ACCOUNTING POLICY CHANGES

In January 2005, the Canadian Institute of Chartered Accountants "CICA" issued Section 3855, "Financial Instruments – Recognition and Measurement". This new standard increases harmonization with US GAAP and requires that available-for-sale financial assets be reported at fair market value. Gains and losses arising from changes in the fair market values of the available-for-sale financial assets are reported on the balance sheet as "Accumulated other comprehensive income (loss)". The standard is required for publicly traded companies with fiscal year-ends after October 31, 2006. The Company has adopted section 3855 on a prospective basis effective November 1, 2006 and has classified all of its investments in marketable securities as available-for-sale. The Company has recorded a non-cash pre-tax and net of tax charge of $128,210 for the change in accounting for financial assets classified as available-for-sale and measured at fair market value instead of cost. The charge is reported as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income on November 1, 2006. Available-for-sale financial assets January 31, 2006 were reported at cost (fair market value was 309,400).

3. FINANCIAL INSTRUMENTS

	Assets (liabilities)	
	Carried at cost	Carried at fair market value
	Carrying value	Carrying value
Cash and cash equivalents	$ 2,994,640	$ 6,429
Marketable securities	-	5,433,648
Prepaid expenses and sundry receivables	361,178	-
Accounts payable and accrued liabilities	(797,064)	-

Cash and cash equivalents consist of bank cash balances denominated in both Canadian and United States dollars and Canadian dollar denominated money market mutual funds. Marketable securities consist of T-bills, fixed-term government and corporate bonds and shares in publicly traded companies.

The Company does not engage in hedging activities nor does it hold or issue any derivative financial instruments.

4. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value January 31, 2007	Net Book Value January 31, 2006
Computer equipment	$ 29,146	$ 16,909	$ 12,237	$ 17,361
Field equipment	203,125	108,044	95,081	78,199
	$ 232,271	$ 124,953	$ 107,318	$ 95,560

5. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) The mining properties and deferred exploration expenditures are recorded at cost and are comprised as follows:

Project	Balance October 31, 2006	Net Expenditures	Government Grants	Write Down & Recoveries	Balance January 31, 2007
Clearwater	$ 6,165,932	$ 51,168	$ -	$ -	$ 6,217,100
Xstrata JV	3,400,457	30,852	-	-	3,431,309
Azimut Block C	704,249	(1,824)	-	-	702,425
Azimut Block D	871,775	9,024	-	-	880,799
Eléonore South	1,496,713	570,302	-	-	2,067,015
Ruby Hill	573,156	10,332	-	-	583,488
Other - Québec	2,496,756	132,676	-	-	2,629,432
- New Brunswick	876,994	1,763	-	-	878,757
- Ontario	23,888	-	-	-	23,888
	$ 16,609,920	$ 804,293	$ -	$ -	$ 17,414,213

5. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The following is a breakdown of mining properties and deferred expenditures by expenditure type for the Company's significant projects for the three months ended January 31, 2007.

Project	Balance Oct. 31, 2006	Drilling & Assays	Technical Surveys	Project Acquisition	Grants & Write Downs	Total	Balance Jan. 31, 2007
Clearwater	$ 6,165,932	$ 26,660	$ 23,870	$ 638	$ -	$ 51,168	$ 6,217,100
Xstrata JV	3,400,457	809	20,450	9,593	-	30,852	3,431,309
Azimut C	704,249	-	(2,286)	462	-	(1,824)	702,425
Azimut D	871,775	214	9,705	(895)	-	9,024	880,799
Eléonore South	1,496,713	143,812	426,490	-	-	570,302	2,067,015
Ruby Hill	573,156	-	4,503	5,829	-	10,332	583,488
Other - Québec	2,496,756	14,456	53,240	64,980	-	132,676	2,629,432
- NB	876,994	-	650	1,113	-	1,763	878,757
- Ontario	23,888	-	-	-	-	-	23,888
Total	$ 16,609,920	$ 185,951	$ 536,622	$ 81,720	$ -	$ 804,293	$ 17,414,213

b) As at January 31, 2007 the Company has outstanding refundable mining duties and tax credits from Resources Quebec and Revenue Quebec in respect to claims up to October 31, 2006 amounting to approximately $1,225,000 ($1,900,000 as at January 31, 2006). As the Company has not received confirmation of these refunds, these amounts have not been reflected in these financial statements.

6. CAPITAL STOCK

	Shares	Amount
Issued and outstanding, October 31, 2006 (audited)	65,441,204	$ 26,985,580
Private placement (i)	135,000	135,000
Cost of issue – cash (i)		(8,500)
Exercise of warrants (ii)	523,214	340,089
Exercise of warrants - Black-Scholes valuation (ii)		64,463
Flow-through tax effect (iii)		(768,600)
Issued and outstanding, January 31, 2007 (unaudited)	66,099,418	$ 26,748,032

i) In December 2006, the Company issued 135,000 flow-through shares in a private placement to directors, officers, employees and other service providers at $1.00 per share for gross proceeds of $135,000. Legal costs in connection with the private placement were $8,500.

ii) 523,214 share purchase warrants were exercised at $0.65 in December 2006. The Black-Scholes value associated with the issue of these warrants was $64,463.

iii) The Company adopted EIC-146 whereby the Company recognizes the future tax liability, and reduces shareholders' equity accordingly, on the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds. The Company is then allowed to offset the future income tax liability against unrecognized future income tax assets if certain criteria are met. As a result, the Company recorded a $768,600 future income tax recovery for the period ($365,607 during the three months ended January 31, 2006).

7. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 5,000,000 common shares may be issued under the plan from time to time at prices not less than the market price of the common shares at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	0
Expected volatility	65%
Risk free interest rate	3.90 - 3.94
Expected option term - years	2-5

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2006 (audited)	3,525,000	$ 0.58
Granted	150,000	$ 0.68
Cancelled or expired	-	$ -
Exercised	-	$ -
Outstanding, January 31, 2007 (unaudited)	3,675,000	$ 0.59

7. STOCK OPTIONS (continued)

Stock options outstanding as at January 31, 2007

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
February, 2007	-	200,000	0.26
November, 2007	28,700	100,000	0.52
July, 2008	26,000	100,000	0.70
October, 2008	136,825	325,000	0.55
October, 2009	28,700	100,000	0.65
January, 2009	67,300	100,000	0.88
November, 2009	340,500	750,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	198,250	650,000	0.43
June, 2010	44,700	150,000	0.42
November, 2010	28,700	100,000	0.52
January, 2011	378,100	950,000	0.72
December, 2011	18,150	50,000	0.75
	1,326,425	3,675,000	

8. WARRANTS

	Number of Warrants	Weighted Average Exercise Price
Outstanding, October 31, 2006 (audited)	7,741,995	$ 0.75
Granted	-	$ -
Cancelled or expired	(510,781)	$ 0.65
Exercised	(523,214)	$ 0.65
Outstanding, January 31, 2007 (unaudited)	6,708,000	$ 0.76

Warrants outstanding as at January 31, 2007

Expiry Date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
June 2007	133,000	1,000,000	0.80
June 2007	56,000	1,000,000	1.25
December 2007	757,988	4,708,000	0.65
	946,988	6,708,000	

9. SUPPLEMENTARY INFORMATION

During the three months ended January 31, 2007, 510,781 warrants expired. The value originally attributed to these warrants has been transferred to contributed surplus.

9. SUPPLEMENTARY INFORMATION (continued)

As at January 31, 2007 contributed surplus is comprised of the following:

Balance, October 31, 2006 (audited)	$ 3,350,728
Options granted	46,850
Options exercised	-
Warrants expired	62,931
Balance, January 31, 2007 (unaudited)	$ 3,460,509

10. RELATED PARTY TRANSACTIONS

Management wages to a director	$ 37,500
Geological and administrative fees and out of pocket expenditures to a private company controlled by the exploration manager of the Company	$ 32,410

11. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended January 31	
	2007	2006
Basic income (loss) per share	$ 0.01	$ (0.00)
Diluted income (loss) per share	$ 0.01	$ (0.00)
Numerator:		
Net income (loss) for the period	$ 626,639	$ (206,524)
Denominator:		
Weighted average of basic common shares	65,803,886	53,698,959
Weighted average of diluted common shares	75,945,881	53,698,959

For the three months ended January 31, 2007, 1,000,000 share purchase warrants and 100,000 options were excluded from the calculation of diluted earnings because the exercise prices exceed the fair market value of the common shares for the period. For the three months ended January 31, 2006, diluted loss per share was calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding, used for the calculation of diluted loss per share, assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. For the period, this calculation proved to be anti-dilutive.

12. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

13. SUBSEQUENT EVENTS

In February 2007, the Company acquired the Eastmain Mine property from Campbell Resources Inc. through a wholly owned subsidiary, Eastmain Mines Inc. for $2.5 million in cash, two million common shares of Eastmain Resources Inc. and one million Eastmain Resources Inc. common share purchase warrants

13. SUBSEQUENT EVENTS (Continued)

enabling the holder to acquire one share for each warrant. One million shares and 500,000 warrants exercisable at $1.00 for a period of one year were issued on closing. The remaining one million common shares and 500,000 share purchase warrants exercisable at $1.50 for a period on one year will be issued May 18, 2007. Campbell Resources Inc. retains a 2% net smelter return royalty ("NSR") on the mine property. Eastmain Resources Inc. holds an option to purchase one-half of the NSR for $1 million when production exceeds 250,000 ounces of gold.

MANAGEMENT AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau, BBA, CMA,
Chief Financial Officer

Catherine I. Butella, B.Sc.
Exploration Manager

Jay Goldman, BA, MBA, LLB
Corporate Secretary

Ian J. Bryans, B.A.*
Director

John A. Hansuld, Ph.D. *
Director

Richard W. Hutchinson, Ph.D.
Director

William L. Koyle *
Director

Neil Hillhouse, Ph.D.
Special Advisor

Chad Steward
Manager Communications

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Duguay & Ringler
360 Bay Street, Suite 500
Toronto, Ontario, Canada, M5H 2V6

LEGAL COUNSEL

Goodman & Carr
200 King Street West, Suite 2300
Toronto, Ontario, Canada, M5H 3W5

TRANSFER AGENT

Equity Transfer Services Inc.
200 University Avenue, Suite 400
Toronto, Ontario, Canada M5H 4H1

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

RR#1, 834572, 4th Line Mono Township
Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: robinson@eastmain.com
butella@eastmain.com

Corporate Communications:

Chad Steward
Tel: (604)669-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com

END